Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, NY 10018 goodwinlaw.com +1 (212) 813-8800

June 5, 2024

BY EDGAR

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Attention:	Tamika Sheppard
Tim Buchmiller

Re:	CERo Therapeutics Holdings, Inc.
Registration Statement on Form S-1
Filed May 6, 2024
File No. 333-279156

Ladies and Gentlemen:

This letter is submitted on behalf of CERo Therapeutics Holdings, Inc. (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission in a letter dated May 16, 2024 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form S-1 filed on May 6, 2024 (the “Registration Statement”). The Company is concurrently submitting Amendment No. 1 to the Registration Statement (the “Amendment No. 1”), which includes changes in response to certain of the Staff’s comments.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in bold with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses below refer to Amendment No. 1. Defined terms used herein but not otherwise defined herein have the meanings given to them in Amendment No. 1.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Registration Statement on Form S-1

Cover Page

1.	For each of the shares being registered for resale, disclose the price that the Selling Securityholders paid for such shares.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has provided this disclosure on the Cover Page of the Prospectus included in Amendment No. 1.

2.	We note your disclosure that all of your Warrants are out of the money and that the holders of such Warrants are not likely to exercise their Warrants. To the extent it is unlikely that the Warrant holders would exercise their Warrants, describe the impact on your liquidity and update to discuss your ability to fund your operations on a prospective basis with your current cash on hand. Provide similar disclosure in the “Liquidity and Capital Resources” section starting on page 129

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has provided this disclosure on the Cover Page and the Liquidity and Capital Resources section on page 129 of Amendment No. 1.

Risk Factors

3.	Please revise to also disclose the potential profit the Selling Securityholders will earn based on the current trading price.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has provided this disclosure in the Risk Factors section of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Cero

Liquidity and Capital Resources, page 129

4.

In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the Warrants because of the disparity between the exercise price of the Warrants and the current trading price of the Common Stock, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has provided this disclosure in the Liquidity and Capital Resources section of Amendment No. 1 on page 129.

If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at sdavis@goodwinlaw.com or (212) 813-8804.

Sincerely,

/s/ Stephen Davis
Stephen Davis, Esq.

cc:	Brian Atwood, CERo Therapeutics Holdings, Inc.

Jeffrey A. Letalien, Goodwin Procter LLP